GLOBALFOUNDRIES INC.

TABLE OF CONTENTS

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2024 AND December 31, 2023
(Unaudited)

	As of
(in millions except for share amounts)	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$2,247	$2,387
Marketable securities	1,110	1,033
Receivables, prepayments and other assets	1,190	1,420
Inventories	1,667	1,487
Total current assets	6,214	6,327
Non-current assets:
Property, plant and equipment, net	10,304	10,164
Goodwill and intangible assets, net	481	391
Marketable securities	807	468
Other non-current financial assets	82	110
Deferred tax assets	218	241
Receivables, prepayments and other assets	348	343
Total non-current assets	12,240	11,717
Total assets	$18,454	$18,044

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,153	$2,349
Provisions	16	54
Current portion of deferred income from government grants	95	93
Current portion of lease obligations	48	32
Current portion of long-term debt	542	571
Total current liabilities	2,854	3,099
Non-current liabilities
Non-current portion of long-term debt	1,766	1,801
Non-current portion of deferred income from government grants	259	267
Provisions	204	186
Non-current portion of lease obligations	744	350
Other non-current liabilities	1,330	1,190
Total non-current liabilities	4,303	3,794
Total liabilities	$7,157	$6,893

Equity:
Share capital
Ordinary shares, $0.02 par value, 555,476 thousand and 553,548 thousand shares issued and outstanding as of March 31, 2024 and December 31, 2023	$11	$11
Additional paid-in capital	24,067	24,027
Accumulated deficit	(12,868)	(13,001)
Accumulated other comprehensive income	41	67
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	11,251	11,104
Non-controlling interest	46	47
Total equity	11,297	11,151
Total liabilities and equity	$18,454	$18,044

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
Three Months Ended March 31, 2024 AND 2023
(Unaudited)

(in millions except per share amounts)	Three Months Ended March 31,
	2024	2023
Net revenue	$1,549	$1,841
Cost of revenue	1,156	1,326
Gross profit	393	515
Research and development expense	124	109
Selling, general and administrative expense	122	111
Restructuring expense	—	5
Operating expense	246	225
Income from operations	147	290
Finance income (expense) net	10	1
Share of profit of joint ventures	—	1
Other income (expense), net	(2)	(15)
Income before income taxes	155	277
Income tax (expense) benefit	(21)	(23)
Net income for the period	$134	$254
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	133	254
Non-controlling interest	1	—
Net income for the period	$134	$254
Net earnings per share attributable to the equity holders of the Company:
Basic weighted average common shares outstanding	555	550
Diluted weighted average common shares outstanding	558	555
Basic earnings per share	$0.24	$0.46
Diluted earnings per share	$0.24	$0.46

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR THE
Three Months Ended March 31, 2024 AND 2023
(Unaudited)

(in millions)	Three Months Ended March 31,
	2024	2023
Net income for the period
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$133	$254
Non-controlling interest	1	—
Net income for the period	$134	$254

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit:
Share of foreign exchange fluctuation reserve of joint ventures	$(6)	$2
Effective portion of changes in the fair value of cash flow hedges	(22)	3
Fair value on investments measured at fair value through other comprehensive income	—	3
Total other comprehensive income (loss) for the period	$(28)	$8

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$(26)	$8
Non-controlling interest	(2)	—
Total other comprehensive income (loss) for the period	$(28)	$8

Total comprehensive income for the period	$106	$262

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$107	$262
Non-controlling interest	(1)	—
Total comprehensive income for the period	$106	$262

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three Months Ended March 31, 2024 AND 2023
(Unaudited)

(in millions)	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non-Controlling Interest	Total Equity
	Shares	Amount

December 31, 2022	548	$11	$23,831	$(14,021)	$103	$(11)	9,913	$47	$9,960
Proceeds from issuance of equity instruments	4	—	50	—	—	—	50	—	50
Share-based compensation	—	—	35	—	—	—	35	—	35
Net income	—	—	—	254	—	—	254	—	254
Other comprehensive income	—	—	—	—	3	$5	8	—	8
March 31, 2023	552	$11	$23,916	$(13,767)	$106	$(6)	$10,260	$47	$10,307

December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments	1	—	23	—	—	—	23	—	23
Exercise of stock options	—	—	(25)	—	—	—	(25)	—	(25)
Share-based compensation	—	—	42	—	—	—	42	—	42
Net income	—	—	—	133	—	—	133	1	134
Other comprehensive income	—	—	—	—	(22)	(4)	(26)	(2)	(28)
March 31, 2024	555	$11	$24,067	$(12,868)	$44	$(3)	$11,251	$46	$11,297

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
Three Months Ended March 31, 2024 AND 2023
(Unaudited)

(in millions)	Three Months Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$134	$254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	361	312
Amortization of intangible assets	31	31
Share-based compensation	42	35
Interest, income taxes paid and finance income (expense), net	6	7
Deferred income taxes, net	23	22
Gain on disposal of property, plant and equipment and other	(12)	(8)
Change in assets and liabilities:
Receivables, prepayments, other assets and other non-current assets	158	29
Inventories	(180)	(84)
Current and non-current trade and other payables	(75)	(119)
Net cash provided by operating activities	488	479

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(196)	(805)
Purchase of intangible assets	(31)	(48)
Proceeds from sale of a business	—	238
Purchases of marketable securities	(697)	(187)
Proceeds from sale of marketable securities	326	212
Other investing activities	(2)	4
Net cash used in investing activities	(600)	(586)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from borrowings	—	44
Repayments of debt and lease obligations	(50)	(74)
Proceeds from issuance of equity instruments	23	32
Other financing activities	—	8
Net cash (used in) provided by financing activities	(27)	10
Effect of exchange rate changes on cash and cash equivalents	(1)	1
Net decrease in cash and cash equivalents	(140)	(96)
Cash and cash equivalents at the beginning of the period	2,387	2,352
Cash and cash equivalents at the end of the period	$2,247	$2,256

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GLOBALFOUNDRIES’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

GLOBALFOUNDRIES and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontroller, and power management units.

Note 2. Basis of Presentation, Summary of Material Accounting Policies and Critical Judgements, Estimates and Assumptions

Statement of Compliance — The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with GLOBALFOUNDRIES' Annual Report on Form 20-F for the year ended December 31, 2023. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The interim condensed consolidated financial statements were authorized by the Audit, Risk and Compliance Committee of GLOBALFOUNDRIES’ Board of Directors on May 7, 2024, to be issued and subsequent events have been evaluated for their potential effect on the interim condensed consolidated financial statements through May 7, 2024.

Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions — The summary of material accounting policies and critical judgments, estimates and assumptions adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2023.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 3. Net Revenue

The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition for the three month periods ended March 31, 2024 and 2023. The Company believes these categories best depict the nature and timing of revenue:

(in millions)	Three Months Ended March 31,
	2024	2023
Type of goods and services:
Wafer fabrication(1)	$1,375	$1,680
Engineering and other pre-fabrication services(1)	174	161
Total	$1,549	$1,841

Timing of revenue recognition:
Revenue recognized over time	$131	$107
Revenue recognized at a point in time	1,418	1,734
Total	$1,549	$1,841

(1) Beginning in 2024, access fees and other have been reclassified from wafer fabrication to engineering and other pre-fabrication services. Prior period amounts have not been adjusted as it is not material.

Note 4. Income taxes

For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in the income tax benefit or income tax expense is primarily due to the effect of the tax rates and permanent differences in the other jurisdictions in which the Company operates.

The effective tax rate for the three months ended March 31, 2024 and 2023 was 13.5% and 8.3%, respectively. The increase for the three months ended March 31, 2024 compared to the prior year was primarily the result of higher income tax expense related to the U.S. corporate alternative minimum tax and an increase in permanent differences, offset by withholding tax accrued in the U.S. classified as other taxes in the current year as it is not creditable against income taxes.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 5. Earnings Per Share

Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

(in millions except per share amounts)	Three Months Ended March 31,
	2024	2023
Net income attributable to equity shareholders of the Company	$133	$254

Weighted average shares outstanding
Basic	555	550
Diluted	558	555

Total basic and diluted EPS attributable to equity shareholders
Basic	$0.24	$0.46
Diluted	$0.24	$0.46

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 6. Property, Plant and Equipment

(in millions)	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2023	$138	$8,581	$24,285	$447	$1,509	$34,960
Additions	33	402	16	—	54	505
Transfers from construction in progress	—	67	415	3	(485)	—
Disposals	—	(269)	(24)	—	—	(293)
Effect of exchange rate changes	—	(1)	(8)	—	—	(9)
As of March 31, 2024	$171	$8,780	$24,684	$450	$1,078	$35,163
Net book value as of March 31, 2024	$126	$4,120	$4,951	$36	$1,071	$10,304

Accumulated Depreciation and Impairment
As of December 31, 2023	$44	$4,847	$19,489	$409	$7	$24,796
Additions	1	82	273	5	—	361
Disposals	—	(268)	(24)	—	—	(292)
Effect of exchange rate changes	—	(1)	(5)	—	—	(6)
As of March 31, 2024	$45	$4,660	$19,733	$414	$7	$24,859

For the three months ended March 31, 2024 and 2023, the depreciation expense of property, plant and equipment was $361 million and $312 million, respectively.

Note 7. Restructuring
The Company incurred nil and $5 million of restructuring costs during the three months ended March 31, 2024 and 2023, respectively. These costs are included in restructuring expenses in the Company’s consolidated statements of operations and unpaid amounts are included in provisions within current liabilities on the consolidated statements of financial position.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of March 31, 2024, are summarized as follows:

(in millions)	2023
Beginning balance as of December 31, 2023	$31
Amounts paid	(20)
Ending balance as of March 31, 2024	$11

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 8. Receivables, Prepayments and Other Assets

(in millions)	March 31, 2024	December 31, 2023
Current:
Trade receivables, other than related parties	$721	$1,002
Other receivables	333	255
Unbilled accounts receivable(1)	39	33
Receivables from government grants	66	66
Receivables from related parties	7	12
Other current financial assets	24	52
Total	$1,190	$1,420
Non-current:
Advances to suppliers	$206	$213
Receivables from government grant	77	106
Other	65	24
Total	$348	$343
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.

The following table summarizes the activity in the Company’s unbilled accounts receivable as of March 31, 2024 and for the twelve months ended December 31, 2023, respectively:

(in millions)	March 31, 2024	December 31, 2023
Balance, beginning of period	$33	$24
Revenue recognized during the period	35	101
Amounts invoiced	(29)	(92)
Balance, end of period	$39	$33

Note 9. Inventories

Inventories consist of the following:

(in millions)	March 31, 2024	December 31, 2023
Work in progress	$1,062	$928
Raw materials and supplies	605	559
Total	$1,667	$1,487

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10. Long Term Debt

The following table outlines the terms and carrying amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Year of Maturity	March 31, 2024	December 31, 2023
				(in millions)
2019 Tool Equipment Purchase and Lease Financing	USD	SOFR+ 1.75%	2024	—	21
2020 USD Equipment Financing	USD	SOFR + 1.90%	2025	60	60
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	360	368
USD Term Loan A	USD	SOFR + 2.90%	2025	63	64
Various	EUR, USD	Various	2024-2026	59	58
Current total				$542	$571

2020 USD Equipment Financing	USD	SOFR + 1.90%	2025	19	34
USD Term Loan A	USD	SOFR + 2.90%	2025	586	586
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	30	30
2021 SGD EDB Loan	SGD	1.40%	2041	970	987
Various	EUR, USD	Various	2024-2027	161	164
Non-current total				$1,766	$1,801
Total				$2,308	$2,372

The following table summarizes unutilized credit facilities available to the Company to maintain liquidity necessary to fund operations:

(in millions)	March 31, 2024	December 31, 2023

Revolving Credit Facility	$1,012	$1,012
Uncommitted Credit Facilities	53	46
Total	$1,065	$1,058

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 11. Related Party Disclosures

The total amounts of $7 million and $12 million due from related parties as of March 31, 2024 and December 31, 2023, respectively, have been included in receivables, prepayments and other assets (see Note 8). The $8 million and $10 million due to related parties as of March 31, 2024 and December 31, 2023, respectively, have been included in trade and other payables.

Related party balances disclosed in the interim condensed consolidated statements of financial position related to Silicon Manufacturing Partners Pte Ltd. ("SMP"). SMP is a joint venture with LSI Technology (Singapore) Pte. Ltd. The Company holds a 49% interest in SMP and manages all aspects of its manufacturing operations.

The following table presents the related party transactions included in the interim condensed consolidated statements of operations:

(in millions)	Three Months Ended March 31,
	2024	2023
Purchases from: *
SMP	$14	$10

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$1	$13
* Purchases from SMP were primarily comprised of wafer.

Note 12. Commitments and Contingencies

Commitments – The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third-parties. The total future payments under these agreements amounted to $650 million and $1.1 billion, as of March 31, 2024 and December 31, 2023, respectively. Unconditional purchase commitments of $299 million are due within the next 12 months.

In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility suppliers and foreign statutory payroll related charges. The Company has obtained letters of credit of $23 million as of March 31, 2024, and December 31, 2023 and has drawn down bank guarantees of $58 million and $54 million as of March 31, 2024 and December 31, 2023, respectively.

Contingencies — From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim condensed consolidated statements of financial position or interim condensed consolidated statements of operations and comprehensive income (loss).

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
On April 28, 2021, IBM sent the Company a letter alleging for the first time that it did not fulfill its obligations under the contracts entered into with IBM in 2014 and 2015 associated with the acquisition of IBM’s Microelectronics division. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted the Company’s motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. Discovery and dispositive motion practice have been completed and the parties are awaiting a trial date. The Company believes, based on discussions with legal counsel, that it has meritorious defenses against IBM’s claims and intends to vigorously defend against them.

Note 13. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: observable inputs such as quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•Level 3: unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents - Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities - Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

(in millions)		Quoted Prices Identical Assets/ Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2023
Assets:
Cash equivalents(1)	$1,897	$1,626	$271	$—

Investments in equity instruments(2)	$19	$—	$—	$19

Derivatives(3)	$132	$—	$132	$—

Investments in marketable securities(4)	$1,501	$1,189	$312	$—

Liabilities:
Derivatives(3)	$56	$—	$56	$—

March 31, 2024
Assets:
Cash equivalents(1)	$1,509	$1,509	$—	$—

Investments in equity instruments(2)	$19	$—	$—	$19

Derivatives(3)	$76	$—	$76	$—

Investments in marketable securities(4)	$1,917	$1,271	$646	$—

Liabilities:
Derivatives(3)	$65	$—	$65	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2) Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3) Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and non-current financial assets on the Company’s interim condensed consolidated statements of financial position.
(4) Included in current and non-current marketable securities on the Company's interim condensed consolidated statements of financial position.

During the three months ended March 31, 2024, FVOCI corporate debt securities with carrying amounts of $646 million, were transferred from Level 1 to Level 2. These transfers occurred as the Company reassessed the market activity of these securities.

Other than mentioned above, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements during the three months ended March 31, 2024 and 2023.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities, such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the Company’s current and non-current portion of long-term debt.
The carrying amounts and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table:

(in millions)	March 31, 2024		December 31, 2023
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	2,308	2,226	2,372	2,319
Total	$2,308	$2,226	$2,372	$2,319

Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of debt and their maturities. The Company estimates the fair value using market interest rates of debts with similar maturities.

Note 14. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model for options, and the Monte Carlo simulation model for the performance share units and a share price at the grant date for the restricted share units. The Black-Scholes model and Monte Carlo model both require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the awards, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when they are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates.

The Company offers an Employee Stock Purchase Plan which provides eligible employees with an opportunity to purchase our ordinary shares through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during the purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month period, with the Company matching 20% of each employee's contributions on an after-tax basis.